Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

July 23, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Re:	First American Group Inc. (the "Company")
Preliminary Information Statement on Schedule 14C Filed July 9, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 17, 2015. Amendment No. 1 to the Company's referenced Preliminary Information Statement onSchedule 14C was filed with the Commission via EDGAR on July 22, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Schedule 14C.

General

1. We note that your preliminary information statement relates to the approval by consent of a 4-for-1 reverse stock split and a name change from First American Group Inc. to Loop Industries Inc. We also note that First American Group Inc. entered into a share exchange agreement with Loop Holdings dated June 29, 2015. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. We further note that you seek to incorporate by reference the information required by Item 14, such as the historical and pro forma financial information and other information about parties to the transaction. However, it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4. Therefore, please revise to include this information in an amendment to your preliminary information statement.

1

Company response: The Company has included a description of the Company's recent change in control and share exchange, as disclosed in its Form 8-K filed on June 30, 2015 (the "June 30, 2015 Form 8-K"), as disclosure under Item 11. Additionally, the Company has attached a copy of its Share Exchange Agreement from Exhibit 2.1 to the June 30, 2015 Form 8-K as Appendix A to the Schedule 14C. As disclosure under Items 13 and 14, the Company has attached copies of the audited financial statements attached as Exhibit 99.1 the June 30, 2015 as Appendix B to the Schedule 14C, and the unaudited pro forma financial statements attached as Exhibit 99.1 to the June 30, 2015 as Appendix C to the Schedule 14C.

2. You disclose on pages 2 and 3 that the consenting stockholder, Daniel Solomita, owns 68,000,000 shares of common stock, which represents approximately 79.3% of the 119,093,200 issued and outstanding shares of the company's common stock. Please reconcile how the company currently has 119,093,200 shares outstanding when the company had 126,063,200 shares outstanding as of May 13, 2015 (per your March 31, 2015 Form 10-Q), and issued 93,030,000 shares of common stock on June 29, 2015 in consideration for all the issued and outstanding shares in Loop Holdings (per your Form 8-K filed June 30, 2015).

Company response: The Company has changed "79.3%" on page 2 to "57.1%". The Company confirms that it has 119,093,200 shares of common stock issued and outstanding, as disclosed in the June 30, 2015 Form 8-K. On June 29, 2015, the Company redeemed from two shareholders an aggregate 100,000,000 shares of common stock, as disclosed in the June 30, 2015 Form 8-K. The 126,063,200 shares of common stock issued and outstanding as disclosed in the Company's March 31, 2015 Form 10-Q, less the 100,000,000 shares redeemed (and subsequently canceled), plus the 93,030,000 shares of common stock issued on June 29, 2015 equals 119,093,200 shares of common stock issued and outstanding.

I. Four-For-One Reverse Stock Split, page 6

3. Please provide quantified disclosure regarding the impact of the reverse stock split and resulting increase in authorized shares. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective, taking into account the reverse stock split and increase in authorized shares.

Company response: The Company has disclosed the information requested by this comment in a chart on page 7.

Additionally, please see the attached letter from the Company regarding the referenced filing.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

2

First American Group Inc.

1999 Avenue of the Stars, Suite 2520

Los Angeles, California 90067

July 23, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc.
Preliminary Information Statement on Schedule 14C Filed July 9, 2015 File No. 000-54768

Dear Mr. Spirgel:

First American Group Inc. (the "Company") respectfully hereby submits the information in this letter in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 17, 2015.

The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIRST AMERICAN GROUP INC.

By:	/s/ Daniel Solomita
Daniel Solomita
President

3